SE 20009409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield	RI	02917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons 201-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D13

AFFIRMATION

We, Judy Marlinski and Michael Lyons, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Distributors Corporation as of December 31, 2019, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/20
Date

President
Title

Signature 2/26/20
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26 day of FEB., 2020

Notary Public

ANDRE KIRPAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2022

FIDELITY DISTRIBUTORS CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIDELITY DISTRIBUTORS CORPORATION

(SEC I.D. No. 8-08775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Fidelity Distributors Company LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fidelity Distributors Corporation (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

We have served as the Company's auditor since at least 2001. We have not determined the specific year we began serving as auditor of the Company.

FIDELITY DISTRIBUTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in thousands, except share data)

ASSETS	
Cash	$ 262
Securities owned - at fair value	113,417
Receivables:	
Brokers and dealers	509,929
Mutual funds	68,424
Total receivables	578,353
Deferred dealer concessions, net	5,788
Other assets	77
Total Assets	$ 697,897
LIABILITIES	
Payables:	
Brokers and dealers	$ 109,489
Mutual funds	509,928
Total payables	619,417
Deferred tax liability, net	1,171
Total Liabilities	620,588
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding	475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding	1
Additional paid-in capital	91,192
Retained earnings	74,771
Total Stockholder's Equity	166,439
Less: Net receivable from Ultimate Parent	(89,130)
Total Stockholder's Equity, Net	77,309
Total Liabilities and Stockholder's Equity, Net	$ 697,897

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Fidelity Global Brokerage Group, Inc. (the "Parent"), which is a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is the principal underwriter and distributor of the Fidelity mutual funds that are managed by Fidelity Management & Research Company ("FMR Co.") and other affiliated companies. FMR Co. is a wholly-owned subsidiary of FMR and is a registered investment advisor under the Securities and Exchange Commission Investment Advisers Act of 1940.

Effective January 1, 2020, the Company merged with Fidelity Investments Institutional Services Company, Inc. ("FIISC"), an affiliated registered broker-dealer and wholly-owned subsidiary of the Parent. FIISC was converted from a corporation to a limited liability company and was renamed Fidelity Distributors Company LLC. As part of the merger, the Company filed the Form BDW to withdraw from registration as a registered broker-dealer effective January 1, 2020.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned at fair value in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Receivables from brokers and dealers and receivables from mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2019. The receivables from brokers and dealers include $4,213 in receivables from an affiliate. The receivables from mutual funds of $68,424 are from the Fidelity mutual funds managed by affiliates.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Receivables from and Payables to Brokers and Dealers and Mutual Funds, continued

Payables to brokers and dealers and payables to mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2019. The payables to brokers and dealers include $5,639 in payables to an affiliate. The payables to mutual funds of $509,928 are to the Fidelity mutual funds managed by affiliates.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.

- The Company did not have any Level 1 financial liabilities at December 31, 2019.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2019.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2019.

2. Summary of Significant Accounting Policies, continued:

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include receivables from and payables to brokers and dealers and receivables from and payables to mutual funds, which would have been classified as Level 2 within the fair value hierarchy, while cash would have been classified as Level 1 in the fair value hierarchy.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds, which are deferred and amortized on a straight-line basis, generally over a twelve-month period.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undisputed cash flows from their use, the carrying value is reduced to fair value.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carry forwards. At December 31, 2019, the Company's net deferred tax liability was $1,171. The principal source of temporary differences, which comprises the net deferred tax liability at December 31, 2019, is primarily related to amortization of deferred dealer concessions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned - at Fair Value:

Securities owned at fair value consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2019, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were neither changes to the valuation techniques used by the Company to determine fair value nor were there transfers into or out of Level 1 of the fair value hierarchy during the year.

(Dollars in thousands)

4. Commitments and Contingencies:

The Company could be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

In the normal course of business, the Company enters into contracts that contain representations and warranties, which provide general indemnifications. The Company's potential maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $32,687 of which $32,437 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

6. Transactions with Affiliated Companies:

Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities which will ultimately be settled by FMR on behalf of the Company. In accordance with the agreement, amounts owed to and due from FMR and affiliated companies for intercompany transactions at December 31, 2019 are shown net within the net receivable from the Ultimate Parent on the statement of financial condition. The Company settles the receivable from FMR periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

7. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 26, 2020 (the date of this report). Other than disclosed in Note 1, there have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2019.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Management of Fidelity Distributors Company LLC:

We have reviewed Fidelity Distributors Corporation's (the "Company") assertions, included in the accompanying Fidelity Distributors Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us